SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February 2005

ECTEL LTD.

(Translation of Registrant`s Name into English)

43 Hasivim Street

Petach Tikva 49133

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on February 7, 2005, announcing "ECtel Receives First-Time Order for Fraud Detection and Prevention Solution from Kazakhtelecom".

Such press release is hereby incorporated by reference into: (i) the Registrant`s Registration Statement on Form F-3, Registration No. 333-83736; and (ii) the Registrant`s Registration Statement on Form S-8, Registration No. 333-12256.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//_________________________________

Avi Goldstein,
Senior Vice President and

Chief Financial Officer

Dated:  February 8, 2005

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Index to Exhibits

Exhibit No. Exhibit

1 Press Release issued February 7, 2005

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EXHIBIT 1

ECtel Receives First-Time Order for Fraud Detection and Prevention Solution from Kazakhtelecom

Petah Tikva, Israel - February 7, 2005 - ECtel Ltd. (NASDAQ: ECTX), a leading provider of Fraud Prevention and Revenue Assurance solutions, today announced that it has received a first-time order for its Fraud Detection and Prevention product suit - FraudView® from JSC Kazakhtelecom, Kazakhstan's national telecommunications operator. The order, totaling approximately $1 million, includes software, ECtel's probes, and professional services. The system will be deployed across Kazakhtelecom's fixed networks.

FraudView® utilizes powerful detection engines and proprietary probes to identify, prioritize, and to take rules-based action for real-time fraud prevention. In addition, FraudView® puts sophisticated tools at the operator's fingertips, allowing full correlation and analysis of current and historical traffic within a high-power GUI environment.

"We are delighted to take part in Kazakhtelecom's ongoing effort to develop and upgrade its telecommunication network", said Eitan Naor, President and CEO of ECtel. "This new order is the successful result of our increased sales focus to provide our comprehensive solutions to leading telcos in emerging countries. We look forward to Kazakhtelecom's becoming an important strategic partner in the region and to working together on additional systems and on securing additional networks in the future".

Kazakhtelecom's Spokesperson commented: "As our customer base broadens and as we continuously diversify our product offering, combating fraud is becoming essential. We chose ECtel due to FraudView's unique features, its fast ROI, and the Company's reputation for top quality. Looking forward, we hope to further strengthen our relationship with ECtel as we strive to accommodate our subscribers` need for advanced communication services".

About ECtel Ltd.

ECtel is a leading global provider of cutting-edge Fraud Prevention and Revenue Assurance solutions for converged telecommunications networks. Based on proprietary state-of-the-art hardware and software technologies, ECtel's cost-effective systems are used by premier telecommunications operators throughout the world. ECtel Ltd. is traded on NASDAQ under the symbol ECTX.  For additional information, visit the ECtel web site at http://www.ectel.com/

About JSC Kazakhtelecom

Joint Stock Company Kazakhtelecom is a national operator of the Republic of Kazakhstan, and one of the leading telecommunication service providers in CIS countries and in Central Asia republics. The Company provides full range of telecommunication services all over the country. The Company is the only operator of rural telecommunication services, and occupies dominant positions in the long-distance and international telecommunication service markets. OJSC Kazakhtelecom is pursuing the goal to update and modernize telecommunication networks.

For additional information, visit the Kazakhtelecom website at: http://www.telecom.kz/

#End#

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Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the slow down in expenditures by telecom operators the unpredictability of the telecom market, product and market acceptance risks, the impact of competitive pricing, product development, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel, and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contacts:

ECtel Ltd.	ECtel Ltd.
Avi Goldstein	Danit Hakimian
Senior Vice President and CFO	Investor Relations Coordinator
Tel: +972-3-926-6102	Tel: +972-3-926-6113
Fax: +972-3-926-6103	Fax: +972-3-926-6103
Email: avig@ectel.com	Email: danith@ectel.com

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